December 4, 2006

ELECTRONIC SUBMISSION VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0505

Re: Pennsylvania Avenue Funds (FILE NO. 811-21253)

The Pennsylvania Avenue Funds, (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Company's fidelity bond for the 2006-2007 year:

1. A copy of the bond coverage for the Company (the "Bond") (attached as EX99.1).

2. A copy of the bond form of the Company (attached as EX99.2).

The premium for the Bond was paid through the policy period ending on November 21, 2007.

Please contact the undersigned at (202) 294-8887 if you have any questions concerning this filing.

Sincerely,

/s/ THOMAS KIRCHNER

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Thomas Kirchner

President